UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL
OMB Number:3235-0058
Expires:October 31, 2018
FORM 12b-25 NOTIFICATION OF LATE FILING	Estimated average burden hours per response2.50

SEC FILE NUMBER 0-8814
CUSIP NUMBER 746228303

(Check one):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: August 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Pure Cycle Corporation
Full Name of Registrant
N/A
Former Name if Applicable
34501 E. Quincy Avenue, Bldg. 34, Box 10
Address of Principal Executive Office (Street and Number)
Watkins, CO 80137
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On each of September 8, 2017, September 15, 2017, September 19, 2017, September 20, 2017, September 28, 2017, October 6, 2017, October 9, 2017, October 11, 2017, October 13, 2017, October 18, 2017, October 20, 2017, October 31, 2017, November 3, 2017, November 7, 2017 and November 10, 2017, PCY Holdings, LLC, a wholly owned subsidiary of the Registrant, entered into an amendment to the previously announced contracts for purchase and sale of real estate with each of KB Home Colorado, Inc., Richmond American Homes of Colorado, Inc. and Taylor Morrison of Colorado, Inc. Due to the number of such amendments (over 25 in the aggregate), the compilation, dissemination, and review of the information required to be presented in the notes to the financial statements as subsequent events and elsewhere in the annual report on Form 10-K of the Registrant for the fiscal year ended August 31, 2017, could not be completed and filed by November 14, 2017, without undue hardship and expense to the Registrant.

PART IV – OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification.

Mark W. Harding	303	292-3456
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pure Cycle Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2017	By: /s/ Mark W. Harding Mark W. Harding, President